September 24, 2019

Jeffrey K. Waldvogel
Chief Financial Officer
KBS Growth & Income REIT, Inc.
800 Newport Center Drive, Suite 700
Newport Beach, CA 92660

       Re: KBS Growth & Income REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 8, 2019
           File No. 000-56050

Dear Mr. Waldvogel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities